Exhibit 99.1

Press Release

For Immediate Release

Contact:	Christopher D. Myers
President and CEO
(909) 980-4030

CVB Financial Corp. Reports Highest Quarterly Earnings in History

•	Record net earnings of $34.9 million for the first quarter of 2018, or $0.32 per share.
•	Noninterest-bearing deposits totaled $4.06 billion, or 60.55%, of total deposits.
•	CVB Financial Corp. and Community Bank entered into a merger agreement in the first quarter of 2018.

Ontario, CA, April 18, 2018-CVB Financial Corp. (NASDAQ:CVBF) and its subsidiary, Citizens Business Bank (“the Company”), announced record earnings for the quarter ended March 31, 2018.

CVB Financial Corp. reported net income of $34.9 million for the quarter ended March 31, 2018, compared with $17.9 million for the fourth quarter of 2017 and $28.5 million for the first quarter of 2017. Diluted earnings per share were $0.32 for the first quarter, compared to $0.16 for the prior quarter and $0.26 for the same period last year. Income tax expense for the fourth quarter of 2017 included a one-time charge of $13.2 million due to the re-measurement of the Company’s net deferred tax asset (“DTA”) resulting from the Tax Cuts and Jobs Act of 2017 (“Tax Reform Act”). Excluding the impact of the $13.2 million DTA revaluation, net income totaled $31.1 million for the fourth quarter of 2017, or $0.28 per share. Net earnings grew by $3.9 million over the prior quarter, or 12.41%, when the impact of the DTA revaluation is excluded, and $6.4 million from the first quarter of 2017, or 22.48%.

On February 26, 2018, we announced that we entered into an agreement and plan of reorganization and merger (the “Agreement”), pursuant to which Community Bank will merge with and into Citizens Business Bank in a stock and cash transaction valued at approximately $885.2 million, based on CVBF’s closing stock price of $23.60 on February 26, 2018. The merger will increase Citizens’ total assets to approximately $12.4 billion on a pro forma basis as of December 31, 2017.

Chris Myers, President and CEO of Citizens Business Bank, commented, “I am pleased with our bank’s continued focus on growing both earnings and assets. Our executives are doing an outstanding job balancing the ongoing demands of running Citizens Business Bank and preparing for the merger with Community Bank.”

Net income of $34.9 million for the first quarter of 2018 produced an annualized return on beginning equity of 13.24%, an annualized return on average equity (“ROAE”) of 13.02%, and an annualized return on average assets (“ROAA”) of 1.71%. Excluding the impact of the $13.2 million DTA revaluation resulting from the Tax Reform Act, ROAE and ROAA for the fourth quarter of 2017 were 11.28% and 1.48%, respectively. Net income for the first quarter of 2017 produced an annualized return on average equity of 11.39% and an annualized return on average assets of 1.42%. The efficiency ratio for the first quarter of 2018 was 43.08%, compared to 41.81% for the fourth quarter of 2017 and 46.01% for the first quarter of 2017.

Net interest income before recapture of loan loss provision was $70.5 million for the quarter, which was a $754,000, or 1.06%, decrease from the fourth quarter of 2017, and a $5.1 million, or 7.78%, increase over the first quarter of 2017. Total interest income and fees on loans for the first quarter of 2018 of $55.2 million decreased $677,000, or 1.21%, from the fourth quarter of 2017, but increased $6.6 million, or 13.48%, from the first quarter of 2017. Total investment income of $16.6 million decreased $259,000, or 1.53%, from the fourth quarter of 2017 and $1.5 million, or 8.34%, from the first quarter of 2017. Interest expense increased $132,000, or 6.46%, from the fourth quarter of 2017 and $161,000, or 7.99%, in comparison with the first quarter of 2017.

During the first quarter of 2018, $1.0 million of loan loss provision was recaptured, compared to $1.5 million recaptured for the prior quarter, and $4.5 million recaptured for the same period last year.

Noninterest income was $12.9 million for the first quarter of 2018, compared with $12.6 million for the fourth quarter of 2017, and $8.7 million for the first quarter of 2017. The $334,000 quarter-over-quarter increase was primarily the result of a $3.5 million net gain on the sale of our last remaining OREO. The first quarter of 2018 also included a $475,000 recovery of a Valley Business Bank (“VBB”) loan that was fully charged off prior to acquisition and $436,000 in a death benefit included in our BOLI policies. The fourth quarter of 2017 included a $2.9 million net gain due to an eminent domain condemnation of one of our banking center buildings and a $906,000 net gain on sale of a branch acquired from VBB.

Noninterest expense for the first quarter of 2018 was $35.9 million, compared to $35.1 million for the fourth quarter of 2017, and $34.1 million for the first quarter of 2017. The $889,000 quarter-over-quarter increase was primarily the result of a $728,000 increase in acquisition expense in connection with the proposed merger of Community Bank. The $1.8 million increase over the first quarter of 2017 was primarily due to a $739,000 increase in salaries and employee benefits, a $508,000 increase in occupancy and equipment costs, and an increase of $271,000 in legal expense. As a percentage of average assets, noninterest expense was 1.77%, compared to 1.67% for the fourth quarter of 2017 and 1.70% for the first quarter of 2017.

Net Interest Income and Net Interest Margin

Net interest income, before provision for loan losses, was $70.5 million for the first quarter of 2018, compared to $71.3 million for the fourth quarter of 2017 and $65.4 million for the first quarter of 2017. Our net interest margin (tax equivalent) was 3.68% for the first quarter of 2018, compared to 3.68% for the fourth quarter of 2017 and 3.51% for the first quarter of 2017. On a nominal basis, excluding the impact from tax-exempt interest, the net interest margin for the first quarter of 2018 grew by three basis points compared to the fourth quarter of 2017 and by 20 basis points over the first quarter of 2017. Total average earning asset yields (tax equivalent) were 3.80% for the first quarter of 2018, compared to 3.79% for the fourth quarter of 2017 and 3.62% for the first quarter of 2017. Total cost of funds continued to be stable as reflected by a 0.12% cost of funds for the first quarter of 2018, compared to 0.11% for the fourth quarter of 2017 and 0.12% for the first quarter of 2017. The increase in the net interest margin over the first quarter of 2017 was primarily due to a

17 basis point increase in loan yields as well as the change in the mix of earning assets. Average loans increased by $410.8 million and represented 61.5% of earning assets for the first quarter of 2018, compared to 57.2% for the first quarter of 2017. The tax equivalent yield on investments decreased five basis points over the first quarter of 2017, due to a reduction of the federal tax rate on tax-exempt investments resulting from the Tax Reform Act, from 35% for the first quarter of 2017 to 21% for the first quarter of 2018.

Income Taxes

Our effective tax rate for the quarter ended March 31, 2018 was 28%, compared with 36% for the quarter ended March 31, 2017. On December 22, 2017, the Tax Reform Act was enacted into law. Beginning in 2018, the Tax Reform Act reduces the federal tax rate for corporations from 35% to 21% and changes or limits certain tax deductions. During the fourth quarter of 2017, the Company recorded a $13.2 million one-time charge to income tax expense due to the tax rate reduction and re-measurement of its net deferred tax assets. Our estimated annual effective tax rate varies depending upon the level of tax-advantaged income as well as available tax credits.

Assets

The Company reported total assets of $8.36 billion at March 31, 2018. This represented an increase of $85.6 million, or 1.03%, from total assets of $8.27 billion at December 31, 2017. Interest-earning assets of $7.92 billion at March 31, 2018 increased $115.5 million, or 1.48%, when compared with $7.80 billion at December 31, 2017. The increase in interest-earning assets was primarily due to a $330.0 million increase in interest-earning balances due from the Federal Reserve. This increase was partially offset by a $171.0 million decrease in investment securities and a $35.6 million decrease in total loans. The decrease in total loans was due to the approximate $71.7 million decline in seasonal borrowings of dairy & livestock and agribusiness loans.

Total assets of $8.36 billion at March 31, 2018 decreased $203.0 million, or 2.37%, from total assets of $8.56 billion at March 31, 2017. Interest-earning assets totaled $7.92 billion at March 31, 2018, a decrease of $168.7 million, or 2.09%, when compared with earning assets of $8.09 billion at March 31, 2017. The decrease in interest-earning assets was due to a $416.9 million decrease in investment securities, which was partially offset by a $179.5 million increase in total loans and a $90.9 million increase in interest-earning balances due from the Federal Reserve.

Investment Securities

Total investment securities were $2.74 billion at March 31, 2018, a decrease of $171.0 million, or 5.87%, from $2.91 billion at December 31, 2017 and a decrease of $416.9 million, or 13.21%, from $3.16 billion at March 31, 2017.

At March 31, 2018, investment securities held-to-maturity (“HTM”) totaled $798.3 million, a $31.6 million decrease, or 3.81%, from December 31, 2017 and a $86.8 million decrease, or 9.80%, from March 31, 2017.

At March 31, 2018, investment securities available-for-sale (“AFS”) totaled $1.94 billion, inclusive of a pre-tax net unrealized loss of $28.5 million due to a decline in fair value resulting from higher interest rates. AFS securities declined by $139.4 million, or 6.70%, from December 31, 2017, and declined by $330.1 million, or 14.53%, from March 31, 2017.

The decrease in investment securities from the fourth quarter of 2017 was due to principal payments from the portfolio and minimal reinvestment activity during the first quarter of 2018.

Combined, the AFS and HTM investments in mortgage backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”) totaled $2.28 billion at March 31, 2018, compared to $2.43 billion at December 31, 2017 and $2.61 billion at March 31, 2017. Virtually all of our MBS and CMOs are issued or guaranteed by government or government sponsored enterprises, which have the implied guarantee of the U.S. Government.

Our combined AFS and HTM municipal securities totaled $306.3 million as of March 31, 2018. These securities are located in 29 states. Our largest concentrations of holdings are located in Minnesota at 21.24%, Massachusetts at 10.50%, Texas at 9.56%, and Connecticut at 5.73%.

Loans

Total loans and leases, net of deferred fees and discounts, of $4.79 billion at March 31, 2018 decreased by $35.6 million, or 0.74%, from December 31, 2017. The quarter-over-quarter decrease in loans was due to a decline of $71.7 million in dairy & livestock and agribusiness loans primarily due to seasonal paydowns. The overall decrease was partially offset by growth of $31.3 million in commercial real estate loans.

Total loans and leases, net of deferred fees and discounts, of $4.79 billion at March 31, 2018 increased by $179.5 million, or 3.89%, from March 31, 2017. The increase in total loans was principally due to growth of $163.9 million in commercial real estate loans, $31.7 million in dairy & livestock and agribusiness loans, and $10.5 million in Small Business Administration (“SBA”) loans. This growth was partially offset by decreases of $17.1 million in consumer and other loans and $15.7 million in commercial and industrial loans.

Deposits & Customer Repurchase Agreements

Deposits of $6.71 billion and customer repurchase agreements of $487.3 million totaled $7.20 billion at March 31, 2018. This represents an increase of $96.1 million, or 1.35%, when compared with total deposits and customer repurchase agreements of $7.10 billion at December 31, 2017. Deposits and customer repurchase agreements decreased by $210.5 million, or 2.84%, when compared with total deposits and customer repurchase agreements of $7.41 billion at March 31, 2017.

Noninterest-bearing deposits were $4.06 billion at March 31, 2018, an increase of $216.3 million, or 5.62%, when compared to December 31, 2017, and an increase of $63.6 million, or 1.59%, when compared to $4.00 billion at March 31, 2017. At March 31, 2018, noninterest-bearing deposits were 60.55% of total deposits, compared to 58.75% at December 31, 2017 and 58.44% at March 31, 2017.

Our average cost of total deposits was 0.09% for the quarter ended March 31, 2018, unchanged from both the fourth quarter of 2017 and the first quarter of 2017. Our cost of total deposits including customer repurchase agreements was 0.11% for the quarter ended March 31, 2018, compared to 0.10% for the quarter ended December 31, 2017 and 0.11% for the quarter ended March 31, 2017.

FHLB Advance, Other Borrowings and Debentures

We had no short-term borrowings at March 31, 2018, December 31, 2017, and March 31, 2017.

At March 31, 2018, we had $25.8 million of junior subordinated debentures, unchanged from December 31, 2017. These debentures bear interest at three-month LIBOR plus 1.38% and mature in 2036.

Asset Quality

The allowance for loan losses totaled $59.9 million at March 31, 2018, compared to $59.6 million at December 31, 2017 and $59.2 million at March 31, 2017. The allowance for loan losses for the first quarter of 2018 was increased by net recoveries on loans of $1.3 million and was reduced by a $1.0 million loan loss provision recapture. The allowance for loan losses was 1.25%, 1.23%, and 1.28% of total loans and leases outstanding, at March 31, 2018, December 31, 2017, and March 31, 2017, respectively.

Nonperforming loans, defined as nonaccrual loans plus nonperforming TDR loans, were $10.2 million at March 31 2018, or 0.21% of total loans. This compares to nonperforming loans of $10.7 million, or 0.22%, of total loans, at December 31, 2017, and $10.3 million, or 0.22%, of total loans, at March 31, 2017. The $10.2 million in nonperforming loans at March 31, 2018 are summarized as follows: $6.7 million in commercial real estate loans, $1.3 million in single-family residential (“SFR”) mortgage loans, $818,000 in dairy & livestock and agribusiness loans, $589,000 in SBA loans, $438,000 in consumer and other loans, and $272,000 in commercial and industrial loans. The $544,000 decrease in nonperforming loans quarter-over-quarter was primarily due to a $317,000 decrease in nonperforming SBA loans, a $114,000 decrease in nonperforming consumer and other loans, and a $96,000 decrease in nonperforming commercial real estate loans.

As of March 31, 2018, we had no OREO, compared to one property with a carrying value of $4.5 million at December 31, 2017 and March 31, 2017. During the first quarter of 2018, we sold our last remaining property, realizing a net gain on sale of $3.5 million. There were no additions of OREO for the three months ended March 31, 2018.

At March 31, 2018, we had loans delinquent 30 to 89 days of $743,000. This compares to $1.2 million at December 31, 2017 and $1.4 million at March 31, 2017. As a percentage of total loans, delinquencies, excluding nonaccruals, were 0.02% at March 31, 2018, 0.02% at December 31, 2017, and 0.03% at March 31, 2017.

At March 31, 2018 we had $4.3 million in performing TDR loans, compared to $4.8 million in performing TDR loans at December 31, 2017, and $19.7 million in performing TDR loans at March 31, 2017. In terms of the number of loans, we had 15 performing TDR loans at March 31, 2018, compared to 16 performing TDR loans at December 31, 2017, and 25 performing TDR loans at March 31, 2017.

Nonperforming assets, defined as nonaccrual loans plus OREO, totaled $10.2 million at March 31, 2018, $15.2 million at December 31, 2017, and $14.9 million at March 31, 2017. As a percentage of total assets, nonperforming assets were 0.12% at March 31, 2018, 0.18% at December 31, 2017, and 0.17% at March 31, 2017.

Classified loans are loans that are graded “substandard” or worse. At March 31, 2018, classified loans totaled $43.2 million, compared to $57.3 million at December 31, 2017, and $104.2 million at March 31, 2017. Total classified loans at March 31, 2018 included $5.5 million of classified loans acquired from VBB in the first quarter of 2017. The quarter-over-quarter decrease was primarily due to a $7.4 million decrease in classified commercial real estate loans and a $6.7 million decrease in classified dairy & livestock and agribusiness loans.

CitizensTrust

As of March 31, 2018, CitizensTrust had approximately $2.48 billion in assets under management and administration, including $1.74 billion in assets under management. Revenues were $2.2 million for the first quarter of 2018, compared to $2.3 million for the same period of 2017. CitizensTrust provides trust, investment and brokerage related services, as well as financial, estate and business succession planning.

Corporate Overview

CVB Financial Corp. (“CVBF”) is the holding company for Citizens Business Bank. CVBF is the ninth largest bank holding company headquartered in California with assets of approximately $8.4 billion. Citizens Business Bank is consistently recognized as one of the top performing banks in the nation and offers a wide array of banking, lending and investing services through 51 banking centers and 3 trust office locations serving the Inland Empire, Los Angeles County, Orange County, San Diego County, Ventura County, Santa Barbara County, and the Central Valley area of California.

Shares of CVB Financial Corp. common stock are listed on the NASDAQ under the ticker symbol “CVBF.” For investor information on CVB Financial Corp., visit our Citizens Business Bank website at www.cbbank.com and click on the “Investors” tab.

Conference Call

Management will hold a conference call at 7:30 a.m. PDT/10:30 a.m. EDT on Thursday, April 19, 2018 to discuss the Company’s first quarter 2018 financial results.

To listen to the conference call, please dial (877) 506-3368. A taped replay will be made available approximately one hour after the conclusion of the call and will remain available through May 3, 2018 at 6:00 a.m. PDT/9:00 a.m. EDT. To access the replay, please dial (877) 344-7529, passcode 10118523.

The conference call will also be simultaneously webcast over the Internet; please visit our Citizens Business Bank website at www.cbbank.com and click on the “Investors” tab to access the call from the site. Please access the website 15 minutes prior to the call to download any necessary audio software. This webcast will be recorded and available for replay on the Company’s website approximately two hours after the conclusion of the conference call, and will be available on the website for approximately 12 months.

Additional Information about the Proposed Merger with Community Bank and Where to Find It

In connection with the proposed merger of Citizens Business Bank (CBB) and Community Bank (CYHT), CVB Financial Corp. (CVBF) has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 to register the shares of CBVF common stock to be issued to the shareholders of CYHT, which contains CVBF’s preliminary prospectus and CVBF’s and CYHT’s preliminary joint proxy statement. Before making any voting or investment decision, investors and security holders of CVBF and CYHT, respectively, are urged to carefully read the entire registration statement and preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus when it becomes available, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. In addition, CVBF and CYHT may file other relevant documents concerning the proposed merger between CBB and CYHT with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and shareholders may obtain free copies of these documents, including the preliminary joint proxy statement/prospectus and, when it becomes available, the definitive joint proxy statement/prospectus, through the website maintained by the SEC at www.sec.gov. Free copies of these documents also may be obtained when available by directing a request by telephone or mail to CVB Financial Corp., 701 N. Haven Avenue, Ontario, CA 91764, Attn: Corporate Secretary, telephone (909) 980-4030, or by accessing CVBF’s website at www.cbbank.com under the “Investors” tab. The information on CVBF’s website is not, and shall not be deemed to be, a part of the joint proxy statement /prospectus filing or incorporated into any other filings which CVBF makes with the SEC.

Participants in the Solicitation

CVB Financial Corp. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders as well as from the shareholders of CYHT in connection with the transaction. Information about the directors and executive officers of CVBF is set forth in CVBF’s separate definitive proxy statement on Schedule 14A filed with the SEC on April 4, 2018 in connection with CVBF’s annual meeting of shareholders scheduled for May 23, 2018.

CYHT and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CYHT in connection with the proposed merger between CYHT and CBB.

Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed merger may be obtained by reading the preliminary joint proxy statement/prospectus and, when it becomes available, the definitive joint proxy statement/prospectus.

Safe Harbor

Certain matters set forth herein (including the exhibits hereto) constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to the Company’s current business plans and expectations and our future financial position and operating results. Words such as “will likely result”, “aims”, “anticipates”, “believes”, “could”, “estimates”, “expects”, “hopes”, “intends”, “may”, “plans”, “projects”, “seeks”, “should”, “will,” “strategy”, “possibility”, and variations of these words and similar expressions help to identify these forward looking statements, which involve risks and uncertainties. These forward-looking statements are subject to risks and uncertainties that could cause actual results, performance and/or achievements to differ materially from those projected. These risks and uncertainties include, but are not limited to, local, regional, national and international economic and market conditions and political events and the impact they may have on us, our customers and our assets and liabilities; our ability to attract deposits and other sources of funding or liquidity; supply and demand for real estate and periodic deterioration in real estate prices and/or values in California or other states where we lend, including both residential and commercial real estate; a sharp or prolonged slowdown or decline in real estate construction, sales or leasing activities; changes in the financial performance and/or condition of our borrowers, depositors, or key vendors or counterparties; changes in our levels of delinquent loans, nonperforming assets, allowance for loan losses and charge-offs; the costs or effects of mergers, acquisitions or dispositions we may make, including the pending merger of Community Bank with and into Citizens Business Bank, whether we are able to obtain any required governmental approvals in connection with any such mergers, acquisitions or dispositions, and/or our ability to realize the contemplated financial or business benefits associated with any such mergers, acquisitions or dispositions; our ability to realize cost savings or synergies in connection with any acquisitions we may make; the effect of changes in laws, regulations and applicable judicial decisions (including laws, regulations and judicial decisions concerning financial reforms, taxes, bank capital levels, allowance for loan losses, consumer, commercial or secured lending, securities and securities trading and hedging, bank operations, compliance, fair lending, employment, executive compensation, insurance, cybersecurity, vendor management and information security technology) with which we and our subsidiaries must comply or believe we should comply or which may otherwise impact us; the effects of , including additional legal and regulatory requirements to which we may become subject in the event our total assets exceed $10 billion; changes in estimates of future reserve requirements and minimum capital requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, including changes in the Basel Committee framework establishing capital standards for credit, operations and market risk; the accuracy of the assumptions and estimates and the absence of technical error in implementation or calibration of models used to estimate the fair value of financial instruments or expected credit losses or delinquencies; inflation, changes in market interest rates, securities market and monetary fluctuations; changes in government-established interest rates or monetary policies; changes in the amount and availability of deposit insurance; political developments, uncertainties or instability; disruptions in the infrastructure that supports our business and the communities where we are located, which are concentrated in California, involving or related to physical site access, and/or communication facilities; cyber incidents, or theft or loss of Company or customer data or money; terrorist and political uncertainty or instability activities, disease pandemics, catastrophic events, ; acts of war or terrorism, or natural disasters, such as earthquakes, drought, or the effects of pandemic diseases extreme weather events, electrical, environmental, computer servers, and communications or other services we use, or that affect our employees or third parties with whom we conduct business; our timely development and acceptance of new banking products and services and the perceived overall value of these products and services by our customers and potential customers; the Company’s relationships with and reliance upon vendors with respect to certain of the Company’s key internal and external systems and applications; changes in commercial or consumer spending, borrowing and savings preferences or behaviors; technological changes and the expanding use of technology in banking and financial services (including the adoption of mobile banking, funds transfer applications and electronic marketplaces for loans and other banking products or services); our ability to retain and increase market share, retain and grow customers and control expenses; changes in the competitive environment among financial and bank holding companies, banks and other financial service and technology providers; competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers including retail businesses and technology companies; volatility in the credit and equity markets and its effect on the general economy or local or regional business conditions or on the Company’s customers; fluctuations in the price of the Company’s common stock or other securities, and the resulting impact on the Company’s ability to raise capital or make acquisitions; the effect of changes in accounting policies and practices, as may be adopted from time-to-time by the regulatory agencies, as well as by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard-setters; changes in our organization, management, compensation and benefit plans, and our ability to retain or expand our workforce, management team and/or our board of directors; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of legal proceedings (including such as securities, bank operations, consumer or employee class action litigation), the possibility that any settlement of any of the putative class action lawsuits may not be approved by the relevant court or that significant numbers of putative class members may opt out of any settlement; regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; our ongoing relations with our various federal and state regulators, including the SEC, Federal Reserve Board, FDIC and California DBO; our success at managing the risks involved in the foregoing items and all other factors set forth in the Company’s public reports, including our Annual Report on Form 10-K for the year ended December 31, 2017, and particularly the discussion of risk factors within that document. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by law. Any statements about future operating results, such as those concerning accretion and dilution to the Company’s earnings or shareholders, are for illustrative purposes only, are not forecasts, and actual results may differ.

###

CVB FINANCIAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in thousands)

	March 31, 2018	December 31, 2017	March 31, 2017
Assets
Cash and due from banks	$101,714	$119,841	$118,772
Interest-earning balances due from Federal Reserve and federal funds sold	354,524	24,536	263,669

Total cash and cash equivalents	456,238	144,377	382,441

Interest-earning balances due from depository institutions	10,100	17,952	30,321
Investment securities available-for-sale	1,941,592	2,080,985	2,271,703
Investment securities held-to-maturity	798,284	829,890	885,057

Total investment securities	2,739,876	2,910,875	3,156,760

Investment in stock of Federal Home Loan Bank (FHLB)	17,688	17,688	19,640
Loans and lease finance receivables	4,794,983	4,830,631	4,615,497
Allowance for loan losses	(59,935)	(59,585)	(59,212)

Net loans and lease finance receivables	4,735,048	4,771,046	4,556,285

Premises and equipment, net	45,542	46,166	47,262
Bank owned life insurance (BOLI)	146,702	146,486	145,056
Intangibles	6,507	6,838	7,892
Goodwill	116,564	116,564	119,193
Other assets	81,895	92,594	94,271

Total assets	$8,356,160	$8,270,586	$8,559,121

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$4,062,691	$3,846,436	$3,999,107
Investment checking	433,725	433,971	424,077
Savings and money market	1,840,929	1,881,099	1,993,196
Time deposits	372,090	385,347	426,433

Total deposits	6,709,435	6,546,853	6,842,813
Customer repurchase agreements	487,277	553,773	564,387
Junior subordinated debentures	25,774	25,774	25,774
Other liabilities	66,816	74,920	79,814

Total liabilities	7,289,302	7,201,320	7,512,788
Stockholders’ Equity
Stockholders’ equity	1,087,709	1,067,814	1,035,916
Accumulated other comprehensive income, net of tax	(20,851)	1,452	10,417

Total stockholders’ equity	1,066,858	1,069,266	1,046,333

Total liabilities and stockholders’ equity	$8,356,160	$8,270,586	$8,559,121

CVB FINANCIAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED AVERAGE BALANCE SHEETS

(Unaudited)

(Dollars in thousands)

	Three Months Ended March 31,
	2018	2017
Assets
Cash and due from banks	$125,638	$125,524
Interest-earning balances due from Federal Reserve and federal funds sold	124,678	74,307

Total cash and cash equivalents	250,316	199,831

Interest-earning balances due from depository institutions	14,098	43,497
Investment securities available-for-sale	2,034,191	2,245,799
Investment securities held-to-maturity	811,954	893,104

Total investment securities	2,846,145	3,138,903

Investment in stock of FHLB	17,688	18,143
Loans and lease finance receivables	4,789,943	4,379,111
Allowance for loan losses	(59,820)	(61,697)

Net loans and lease finance receivables	4,730,123	4,317,414

Premises and equipment, net	46,034	43,416
Bank owned life insurance (BOLI)	146,574	137,289
Intangibles	6,722	5,624
Goodwill	116,564	96,454
Other assets	82,116	121,566

Total assets	$8,256,380	$8,122,137

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$3,856,254	$3,700,572
Interest-bearing	2,668,560	2,685,033

Total deposits	6,524,814	6,385,605
Customer repurchase agreements	543,997	603,186
Other borrowings	13,489	19,594
Junior subordinated debentures	25,774	25,774
Payable for securities purchased	-	13,844
Other liabilities	61,033	59,388

Total liabilities	7,169,107	7,107,391
Stockholders’ Equity
Stockholders’ equity	1,086,285	1,004,815
Accumulated other comprehensive income, net of tax	988	9,931

Stockholders’ equity	1,087,273	1,014,746

Total liabilities and stockholders’ equity	$8,256,380	$8,122,137

CVB FINANCIAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2018	2017
Interest income:
Loans and leases, including fees	$55,196	$48,641
Investment securities:
Investment securities available-for-sale	11,868	12,640
Investment securities held-to-maturity	4,765	5,507

Total investment income	16,633	18,147
Dividends from FHLB stock	332	393
Interest-earning deposits with other institutions and federal funds sold	536	267

Total interest income	72,697	67,448

Interest expense:
Deposits	1,525	1,433
Borrowings and junior subordinated debentures	651	582

Total interest expense	2,176	2,015

Net interest income before recapture of provision for loan losses	70,521	65,433
Recapture of provision for loan losses	(1,000)	(4,500)

Net interest income after recapture of provision for loan losses	71,521	69,933

Noninterest income:
Service charges on deposit accounts	4,045	3,727
Trust and investment services	2,157	2,296
Gain on OREO, net	3,540	-
Other	3,174	2,699

Total noninterest income	12,916	8,722

Noninterest expense:
Salaries and employee benefits	22,314	21,575
Occupancy and equipment	4,192	3,684
Professional services	1,530	1,257
Software licenses and maintenance	1,760	1,561
Marketing and promotion	1,356	1,239
Acquisition related expenses	803	676
Other	3,991	4,125

Total noninterest expense	35,946	34,117

Earnings before income taxes	48,491	44,538
Income taxes	13,578	16,034

Net earnings	$34,913	$28,504

Basic earnings per common share	$0.32	$0.26

Diluted earnings per common share	$0.32	$0.26

Cash dividends declared per common share	$0.14	$0.12

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2018	2017
Interest income - tax equivalent (TE)	$73,228	$68,522
Interest expense	2,176	2,015

Net interest income - (TE)	$71,052	$66,507

Return on average assets, annualized	1.71%	1.42%
Return on average equity, annualized	13.02%	11.39%
Efficiency ratio [1]	43.08%	46.01%
Noninterest expense to average assets, annualized	1.77%	1.70%
Yield on average earning assets (TE)	3.80%	3.62%
Cost of deposits	0.09%	0.09%
Cost of deposits and customer repurchase agreements	0.11%	0.11%
Cost of funds	0.12%	0.12%
Net interest margin (TE)	3.68%	3.51%
[1] Noninterest expense divided by net interest income before provision for loan losses plus noninterest income.

Weighted average shares outstanding
Basic	109,858,684	108,339,129
Diluted	110,223,288	108,805,810
Dividends declared	$15,434	$13,018
Dividend payout ratio [2]	44.21%	45.67%
[2] Dividends declared on common stock divided by net earnings.

Number of shares outstanding - (end of period)	110,259,046	110,108,757
Book value per share	$9.68	$9.50
Tangible book value per share	$8.56	$8.35

	March 31,
	2018	2017
Nonperforming assets:
Nonaccrual loans	$6,263	$8,940
Loans past due 90 days or more and still accruing interest	-	-
Troubled debt restructured loans (nonperforming)	3,909	1,407
Other real estate owned (OREO), net	-	4,527

Total nonperforming assets	$10,172	$14,874

Troubled debt restructured performing loans	$4,285	$19,702

Percentage of nonperforming assets to total loans outstanding and OREO	0.21%	0.32%
Percentage of nonperforming assets to total assets	0.12%	0.17%
Allowance for loan losses to nonperforming assets	589.22%	398.09%

	Three Months Ended March 31,
	2018	2017
Allowance for loan losses:
Beginning balance	$59,585	$61,540
Total charge-offs	(7)	(2)
Total recoveries on loans previously charged-off	1,357	2,174

Net recoveries	1,350	2,172
Recapture of provision for loan losses	(1,000)	(4,500)

Allowance for loan losses at end of period	$59,935	$59,212

Net recoveries to average loans	0.028%	0.050%

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

Quarterly Common Stock Price

	2018		2017		2016
Quarter End	High	Low	High	Low	High	Low
March 31,	$25.14	$21.64	$24.63	$20.58	$17.70	$14.02
June 30,	-	-	$22.85	$19.90	$17.92	$15.25
September 30,	-	-	$24.29	$19.58	$17.88	$15.39
December 31,	-	-	$25.49	$22.25	$23.23	$16.32

Quarterly Consolidated Statements of Earnings

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Interest income
Loans and leases, including fees	$55,196	$55,873	$55,998	$53,614	$48,641
Investment securities and other	17,501	17,446	17,872	18,975	18,807

Total interest income	72,697	73,319	73,870	72,589	67,448

Interest expense
Deposits	1,525	1,497	1,555	1,559	1,433
Other borrowings	651	547	576	547	582

Total interest expense	2,176	2,044	2,131	2,106	2,015

Net interest income before recapture of provision for loan losses	70,521	71,275	71,739	70,483	65,433
Recapture of provision for loan losses	(1,000)	(1,500)	(1,500)	(1,000)	(4,500)

Net interest income after recapture of provision for loan losses	71,521	72,775	73,239	71,483	69,933

Noninterest income	12,916	12,582	10,038	10,776	8,722
Noninterest expense	35,946	35,057	34,706	36,873	34,117

Earnings before income taxes	48,491	50,300	48,571	45,386	44,538
Income taxes	13,578	32,449	18,888	17,013	16,034

Net earnings	$34,913	$17,851	$29,683	$28,373	$28,504

Effective tax rate	28.00%	64.51%	38.89%	37.49%	36.00%

Basic earnings per common share	$0.32	$0.16	$0.27	$0.26	$0.26
Diluted earnings per common share	$0.32	$0.16	$0.27	$0.26	$0.26

Cash dividends declared per common share	$0.14	$0.14	$0.14	$0.14	$0.12

Cash dividends declared	$15,434	$15,425	$15,423	$15,617	$13,018

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands)

Loan Portfolio by Type

	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Commercial and industrial	$515,137	$514,259	$529,661	$539,260	$530,856
SBA	124,788	123,438	125,501	130,716	114,265
Real estate:
Commercial real estate	3,435,491	3,404,144	3,366,316	3,312,068	3,271,592
Construction	79,898	77,982	74,148	77,294	72,782
SFR mortgage	237,776	236,364	244,828	250,104	245,537
Dairy & livestock and agribusiness	276,389	348,059	270,817	245,600	244,724
Municipal lease finance receivables	67,892	70,243	71,352	66,048	62,416
Consumer and other loans	64,387	64,457	71,009	74,714	81,534

Gross loans	4,801,758	4,838,946	4,753,632	4,695,804	4,623,706
Less:
Purchase accounting discount on PCI loans	(1,074)	(2,026)	(758)	(1,008)	(1,258)
Deferred loan fees, net	(5,701)	(6,289)	(6,450)	(7,098)	(6,951)

Gross loans, net of deferred loan fees and discounts	4,794,983	4,830,631	4,746,424	4,687,698	4,615,497
Allowance for loan losses	(59,935)	(59,585)	(60,631)	(60,201)	(59,212)

Net loans	$4,735,048	$4,771,046	$4,685,793	$4,627,497	$4,556,285

Deposit Composition by Type and Customer Repurchase Agreements

	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Noninterest-bearing	$4,062,691	$3,846,436	$3,908,809	$3,929,394	$3,999,107
Investment checking	433,725	433,971	415,503	415,768	424,077
Savings and money market	1,840,929	1,881,099	1,886,687	1,948,634	1,993,196
Time deposits	372,090	385,347	397,097	403,385	426,433

Total deposits	6,709,435	6,546,853	6,608,096	6,697,181	6,842,813
Customer repurchase agreements	487,277	553,773	455,069	546,085	564,387

Total deposits and customer repurchase agreements	$7,196,712	$7,100,626	$7,063,165	$7,243,266	$7,407,200

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands)

Nonperforming Assets and Delinquency Trends
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Nonperforming loans:
Commercial and industrial	$272	$250	$313	$1,058	$506
SBA	589	906	1,611	1,651	1,089
Real estate:
Commercial real estate	6,746	6,842	6,728	6,950	5,623
Construction	-	-	-	-	384
SFR mortgage	1,309	1,337	1,349	963	983
Dairy & livestock and agribusiness	818	829	829	829	1,324
Consumer and other loans	438	552	743	771	438

Total	$10,172	$10,716	$11,573	$12,222	$10,347

% of Total gross loans	0.21%	0.22%	0.24%	0.26%	0.22%

Past due 30-89 days:
Commercial and industrial	$-	$768	$45	$-	$219
SBA	-	403	-	-	329
Real estate:
Commercial real estate	-	-	220	218	-
Construction	-	-	-	-	-
SFR mortgage	680	-	-	400	403
Dairy & livestock and agribusiness	-	-	-	-	-
Consumer and other loans	63	1	6	1	429

Total	$743	$1,172	$271	$619	$1,380

% of Total gross loans	0.02%	0.02%	0.01%	0.01%	0.03%

OREO:
Real estate:
Commercial real estate	$-	$-	$-	$-	$-
Construction	-	4,527	4,527	4,527	4,527

Total	$-	$4,527	$4,527	$4,527	$4,527

Total nonperforming, past due, and OREO	$10,915	$16,415	$16,371	$17,368	$16,254

% of Total gross loans	0.23%	0.34%	0.34%	0.37%	0.35%

Tangible Book Value Reconciliations (Non-GAAP)

The tangible book value per share is a Non-GAAP disclosure. The Company uses certain non-GAAP financial measures to provide supplemental information regarding the Company’s performance. The following is a reconciliation of tangible book value to the Company stockholders’ equity computed in accordance with GAAP, as well as a calculation of tangible book value per share as of March 31, 2018 and 2017.

	March 31,
	2018	2017
	(Dollars in thousands, except per share amounts)
Stockholders’ equity	$1,066,858	$1,046,333
Less: Goodwill	(116,564)	(119,193)
Less: Intangible assets	(6,507)	(7,892)

Tangible book value	$943,787	$919,248
Common shares issued and outstanding	110,259,046	110,108,757

Tangible book value per share	$8.56	$8.35